Subject to Completion

Preliminary Pricing Supplement dated December 20, 2006

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to an Asian Equity Index Basket

due April     , 2008

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who are seeking exposure to an Asian Equity Index Basket, comprised of the Nikkei 225® Index and the FTSE/Xinhua China 25 Index (each initially equally weighted), willing to forego interest payments on the Notes and willing to accept a repayment that may be less than the original public offering price of the Notes and that will not be more than the limit described in this pricing supplement.

•   There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   There is no principal protection on these Notes and therefore you will not receive a fixed amount on the Notes at maturity.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.:             .

•   The settlement date for the Notes is expected to be February     , 2007.

Payment on the maturity date:

•   The amount you receive on the maturity date will be based upon the direction of and percentage change in the value of the Asian Equity Index Basket from the starting value of the Basket on the pricing date to the ending value of the Basket determined on certain valuation dates shortly before the maturity date of the Notes.

•   If the value of the Asian Equity Index Basket has increased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage increase of the Basket, up to a maximum total payment which will be between $11.75 and $12.15 per unit, as described in this pricing supplement.

•   If the value of the Asian Equity Index Basket has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is February     , 2007.

Accelerated Return NotesSM is a servicemark of Merrill Lynch & Co., Inc.

Nikkei 225® is a service mark of Nihon Keizai Shimbun, Inc. and is licensed for use by Merrill Lynch & Co., Inc.

All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FTSE/Xinhua Index Limited. Merrill Lynch & Co., Inc. has obtained full license from FTSE/Xinhua Index Limited to use such copyright in the creation of the Notes.

Pricing Supplement

Medium-Term Notes, Series C Prospectus Supplement

(the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock,

Depositary Shares and Common Stock Prospectus Supplement

(the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return NotesSM Linked to an Asian Equity Index Basket due April     , 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Asian Equity Index Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2008. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be any time in January or February, the settlement date may occur in January instead of February and the maturity date may occur in March instead of April. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of two equity indices, as reflected by changes in the value of the Basket, from the Starting Value and Ending Value (as defined below). The indices that comprise the Basket are the Nikkei 225 Index and the FTSE/Xinhua China 25 Index (each a “Basket Component Index” and together the “Basket Component Indices”). Each Basket Component Index will be assigned a weighting so that each Basket Component Index represents an equal portion of the Basket on the Pricing Date.

A fixed factor (the “Multiplier”) will be determined for each Basket Component Index by taking the weighting for that Basket Component Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Component Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Component Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Component Index will be listed in the section entitled “The Basket” in the final pricing supplement made available in connection with sales of the Notes.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in any of the Basket Component Indices (the “Underlying Stocks”).

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from March 2001 through November 2006 based upon the Multiplier for each Basket Component Index calculated as of December 15, 2006 and historical levels of each Basket Component Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Component Index from March 2001 through November 2006. The tables and graphs referred to in this paragraph are included in the section entitled “The Basket” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the value of the Basket and will equal:

(i) If the Ending Value is greater than the Starting Value:

provided, however, the Redemption Amount will not exceed an amount which will be between $11.75 and $12.15 per unit (the “Capped Value”). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii) If the Ending Value less than or equal to the Starting Value:

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” means the average of the closing values of the Basket for five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in either Basket Component Index or certain futures or options contracts relating to a Basket Component Index.

The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 17.50% to 21.50% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the value of the Basket declines from the Starting Value to the Ending Value, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in changes in the value of the Basket from the Starting Value to the Ending Value.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $11.95, the midpoint of the range of $11.75 and $12.15.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 80

Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 105

Redemption Amount (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 120

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

R ISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return will be affected by factors affecting international securities markets

The Basket Component Indices are computed by reference to the value of the equity securities of companies listed on the indicated non-U.S. exchanges. The return on the Notes will be affected by factors affecting the value of securities in the relevant markets. The relevant foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The value of the Basket Component Indices will not be adjusted for changes in exchange rates that might affect the Basket Component Indices

Although the stocks composing the Basket Component Indices are traded in currencies other than U.S. dollars, and the Notes, which are linked to the Basket, are denominated in U.S. dollars, the amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Basket Component Indices are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of the Basket Component Indices. The amount we pay in respect of the Notes on the maturity date will be determined solely in accordance with the procedures described in “Description of the Notes — Payment at Maturity.”

The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests

Nihon Keizai Shimbun, Inc. (“NKS”) and FTSE/Xinhua Index Limited (“FXI”) (together the “Index Publishers” and each an “Index Publisher”) are the publishers of the Nikkei 225 Index and the FTSE/Xinhua China 25 Index, respectively. The Index Publishers can add, delete or substitute the stocks underlying the Basket Component Indices or make other methodological changes that could change the level of the Basket. You should realize that the changing of companies included in the Basket Component Indices may affect the Basket, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, an Index Publisher may alter, discontinue or suspend calculation or dissemination of its respective Basket Component Index. Any of these actions could adversely affect the value of the Notes. The Index Publishers have no obligation to consider your interests in calculating or revising the Basket Component Indices. See “The Basket.”

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks included in the Basket Component Indices

The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 17.50% and 21.50% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines from the Starting Value, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the stocks included in the Basket Component Indices and received the dividends paid on those stocks, if any, because the levels of the Basket Component Indices are calculated by reference to the prices of the stocks included in each Basket Component Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original issue price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. The level of interest rates in the relevant foreign countries may also affect their economies and in turn the value of the related Basket Component Index and, thus, the trading value of the Notes may be adversely affected.

Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the Underlying Stocks are expected to affect the trading value of the Notes. In general, if dividend yields on the Underlying Stocks increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on the Underlying Stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Basket Component Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the value of the Basket and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Basket Component Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Component Index. See the sections entitled “Description of the Notes—Adjustments to the Basket Component Indices” and “Description of the Notes—Discontinuance of the Basket Component Indices” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Component Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies corresponding to the Underlying Stocks included in the Basket Component Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Component Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes are expected to mature in April 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is.

On the maturity date, a holder of a Note will receive an amount equal to the Redemption Amount per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i)	If the Ending Value is greater than the Starting Value:

provided, however, the Redemption Amount will not exceed an amount which will be between $11.75 and $12.15 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii)	If the Ending Value is less than or equal to the Starting Value:

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as defined below) on that scheduled Basket Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Basket Business Day” means a day on which the Basket Component Indices or any successor indices are calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where Underlying Stocks of a Basket Component Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Basket Component Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to a Basket Component Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Basket Component Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Component Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the applicable Basket Component Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Component Index; and

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 1.50% per annum, as more fully described below.

The table below assumes a Capped Value of $11.95, the midpoint of the expected range of $11.75 and $12.15.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the Underlying Stocks(1)(2)
50.00	–50%	$5.00	–50.00%	–51.28%	–49.49%
60.00	–40%	$6.00	–40.00%	–39.23%	–37.54%
70.00	–30%	$7.00	–30.00%	–28.28%	–26.66%
80.00	–20%	$8.00	–20.00%	–18.19%	–16.62%
90.00	–10%	$9.00	–10.00%	–8.81%	–7.27%
92.00	–8%	$9.20	–8.00%	–7.00%	–5.48%
94.00	–6%	$9.40	–6.00%	–5.22%	–3.70%
96.00	–4%	$9.60	–4.00%	–3.46%	–1.95%
98.00	–2%	$9.80	–2.00%	–1.72%	–0.21%
100.00(3)	0%	$10.00	0.00%	0.00%	1.50%
102.00	2%	$10.60	6.00%	5.04%	3.20%
104.00	4%	$11.20	12.00%	9.93%	4.87%
106.00	6%	$11.80	18.00%	14.66%	6.53%
108.00	8%	$11.95(4)	19.50%	15.82%	8.17%
110.00	10%	$11.95	19.50%	15.82%	9.79%
120.00	20%	$11.95	19.50%	15.82%	17.67%
130.00	30%	$11.95	19.50%	15.82%	25.18%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 16, 2006 to February 16, 2008, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 1.50% per annum (which equals the weighted average of a dividend yield of 1.02% for the Nikkei 225 Index and 1.98% for the FTSE/Xinhua China 25 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.

(3)	This is the Starting Value.
(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $11.95 (the midpoint of the range of $11.75 and $12.15).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value and term of your investment.

Adjustments to the Basket Component Indices

If at any time either of the Index Publishers make a material change in the formula for or the method of calculating its respective Basket Component Index or in any other way materially modifies that Basket Component Index so that the Basket Component Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Component Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Component Index, as so adjusted. Accordingly, if the method of calculating a Basket Component Index is modified so that the level of the Basket Component Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust such Basket Component Index in order to arrive at a level of the Basket Component Index as if it had not been modified.

Discontinuance of the Basket Component Indices

If an Index Publisher discontinues publication of its respective Basket Component Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Component Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Component Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of its respective Basket Component Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for that Basket Component Index in accordance with the procedures last used to calculate that Basket Component Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Component Index as described below, the successor index or level will be used as a substitute for that Basket Component Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Component Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which (i) the Basket Component Indices or any successor indices, if any, that have not been discontinued, are calculated and published and (ii) with respect to the Basket Component Indices, or any successor indices, which have been discontinued, a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for a Basket Component Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Component Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the sections below. Each Basket Component Index will be assigned an equal weighting so that each Basket Component Index represents an equal portion of the value of the Basket on the Pricing Date.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Component Index

A fixed factor (the “Multiplier”) will be determined for each Basket Component Index, based upon the weighting of that Basket Component Index. The Multiplier for each Basket Component Index will be calculated on the Pricing Date and will equal:

•	the weighting (as a percentage) for that Basket Component Index, multiplied by 100; and

•	divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

The Multipliers will be calculated in this way so that the value of the Basket will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Component Index in the event that Basket Component Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those material changes or modifications not been made.

The hypothetical Multipliers for each Basket Component Index are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on a Calculation Day and the Multiplier applicable to each Basket Component Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Component Index. Any increase in the level of a Basket Component Index (assuming no change in the level of the other Basket Component Index) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Component Index (assuming no change in the level of the other Basket Component Index) will result in a decrease in the value of the Basket. If December 15, 2006 was the Pricing Date, for each Basket Component Index, the weighting, the closing level, the hypothetical Multiplier and the contribution to the initial Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Country	Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Value
Nikkei 225 Index	NKY	Japan	50%	16,914.31	0.00295608	50.00
FTSE/Xinhua China 25 Index	XIN0I	China	50%	14,753.49	0.00338903	50.00

(1)	This is the closing level of each Basket Component Index on December 15, 2006.
(2)	The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on December 15, 2006 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

Hypothetical Historical Data on the Basket

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from March 2001 through November 2006 based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value of 100 on December 15, 2006. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January		45.00	40.25	59.87	61.30	84.77
February		47.09	40.16	62.45	64.42	84.89
March	54.96	48.93	38.61	62.45	62.47	87.95
April	59.73	50.66	38.07	58.59	60.42	89.38
May	59.41	51.81	41.38	58.47	60.80	82.79
June	58.39	48.12	44.37	60.18	63.04	84.18
July	52.93	45.21	47.49	58.70	66.07	84.97
August	46.94	44.03	51.33	58.11	67.44	87.65
September	43.15	42.41	50.85	58.82	72.00	88.39
October	45.85	40.06	55.54	58.03	68.66	91.02
November	47.33	42.18	54.54	60.72	74.22	95.48
December	46.74	39.99	59.77	62.07	78.82

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

The Basket Component Indices

The Nikkei 225 Index

All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of NKS as stated in these sources and these policies are subject to change at the discretion of NKS. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Nikkei Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for that Nikkei Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.293 as of October 2, 2006, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Nikkei Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Nikkei Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Nikkei Underlying Stocks except when an Nikkei Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Nikkei Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei Underlying Stocks. As a result, an existing Nikkei Underlying Stock with low trading volume and not representative of a market will be deleted.

None of ML&Co., MLPF&S and NKS accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Nikkei 225 Index

The following table sets forth the closing levels of the Nikkei 225 Index at the end of each month in the period from March 2001 through November 2006. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006
January		9,997.800	8,339.940	10,783.610	11,387.590	16,649.820
February		10,587.830	8,363.040	11,041.920	11,740.600	16,205.430
March	12,999.700	11,024.940	7,972.710	11,715.390	11,668.950	17,059.660
April	13,934.320	11,492.540	7,831.420	11,761.790	11,008.900	16,906.230
May	13,262.140	11,763.700	8,424.510	11,236.370	11,276.590	15,467.330
June	12,969.050	10,621.840	9,083.110	11,858.870	11,584.010	15,505.180
July	11,860.770	9,877.940	9,563.210	11,325.780	11,899.600	15,456.810
August	10,713.510	9,619.300	10,343.550	11,081.790	12,413.600	16,140.760
September	9,774.680	9,383.290	10,219.050	10,823.570	13,574.300	16,127.580
October	10,366.340	8,640.480	10,559.590	10,771.420	13,606.500	16,399.390
November	10,697.440	9,215.560	10,100.570	10,899.250	14,872.150	16,274.330
December	10,542.620	8,578.950	10,676.640	11,488.760	16,111.430

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index.

License Agreement

NKS and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by NKS in connection with some securities, including the Notes.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to NKS.

FTSE/Xinhua China 25

All disclosure contained in this pricing supplement regarding the FTSE/Xinhua China 25 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from information made publicly available by FXI. This information reflects the policies of the FXI, as stated in this publicly available information, and is subject to change by FXI at its discretion. ML&Co. and MLPF&S do not accept any responsibility for the calculation, maintenance, or publication of the FTSE/Xinhua China 25 Index and have not independently verified the accuracy of such FTSE/Xinhua China 25 Index or information.

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FXI, a joint venture of FTSE International Limited (“FTSE”) and Xinhua Financial Network Limited (“Xinhua”), and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars (“HKD”) and currently is based on the 25 largest and most liquid Chinese stocks (called “H” shares and “Red Chip” shares), listed and trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”). “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Chinese Government for listing and trading on the HKSE. “Red Chip” shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. Both “H” shares and “Red Chip” shares are quoted and traded in HKD and are available only to international investors and not to those from the People’s Republic of China.

The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol “XIN0I.”

Computation of the Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The FTSE/Xinhua China 25 Index is calculated using the following algorithm:

S p (n) e (n) s (n) f (n) c (n)
d

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security’s home currency into the FTSE/Xinhua China 25 Index’s base currency, s is the number of shares of the security in issue, f is the portion of free floating shares, adjusted in accordance with the policies of FXI, c is the capping factor published by FXI at the most recent quarterly review of the FTSE/Xinhua China 25 Index, and d is the divisor, a figure that represents the total issued share capital of the FTSE/Xinhua China 25 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FXI excludes from free floating shares trade investments in a FTSE/Xinhua China 25 Index constituent company by another FTSE/Xinhua China 25 Index constituent company, significant long-term holdings by founders, directors and/or their families, employee share schemes (if restricted), government holdings, foreign ownership limits, and portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.

Free float greater than 15% but less than or equal to 20%	20%

Free float greater than 20% but less than or equal to 30%	30%

Free float greater than 30% but less than or equal to 40%	40%

Free float greater than 40% but less than or equal to 50%	50%

Free float greater than 50% but less than or equal to 75%	75%

Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event. Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock’s free float will only be changed if its actual free float is more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent band. This 5 percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above. The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an “accurate and reliable” price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues must have a minimum trading record of at least 20 trading days prior to the date of the review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee that ensures that the FTSE/Xinhua China 25 Index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index.

Historical data on the FTSE/Xinhua China 25

The following table sets forth the closing level of the FTSE/Xinhua China 25 Index at the end of each month in the period from March 2001 through November 2006. This historical data on the FTSE/Xinhua China 25 Index is not necessarily indicative of the future performance of the FTSE/Xinhua China 25 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the FTSE/Xinhua China 25 Index during any period set forth below is not any indication that the FTSE/Xinhua China 25 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January		4,556.58	4,601.71	8,260.51	8,155.44	10,490.11
February		4,660.83	4,554.19	8,795.51	8,767.79	10,914.41
March	4,877.51	4,822.18	4,437.62	8,207.84	8,254.83	11,069.71
April	5,470.38	4,922.55	4,403.46	7,029.97	8,226.15	11,625.95
May	5,962.93	5,027.92	4,860.58	7,450.70	8,105.44	10,937.19
June	5,916.72	4,934.55	5,169.87	7,414.40	8,496.46	11,314.83
July	5,273.92	4,723.40	5,672.64	7,442.02	9,117.31	11,590.71
August	4,507.20	4,602.79	6,124.15	7,481.39	9,072.70	11,783.91
September	4,205.25	4,329.55	6,089.77	7,916.39	9,404.92	12,012.99
October	4,487.68	4,284.63	7,177.30	7,727.28	8,391.56	12,551.81
November	4,634.62	4,408.58	7,282.98	8,409.06	8,927.68	13,977.39
December	4,596.84	4,317.23	8,324.97	8,294.66	9,203.65

The following graph sets forth the historical performance of the FTSE/Xinhua China 25 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance.

License Agreement

The Notes are not in any way sponsored, endorsed, sold or promoted by FXI, FTSE or Xinhua or by the London Stock Exchange PLC (the “London Stock Exchange”) or by The Financial Times Limited (“FT”) and neither FXI, FTSE, Xinhua nor the London Stock Exchange nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index and/or the figure at which the FTSE/Xinhua China 25 Index stands at any particular time on any particular day or otherwise. The FTSE/Xinhua China 25 Index is compiled and calculated by or on behalf of FXI. However, neither FXI or FTSE or Xinhua or the London Stock Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE/Xinhua China 25 Index and neither FXI, FTSE, Xinhua or the London Stock Exchange or FT shall be under any obligation to advise any person of any error therein.

The FTSE/Xinhua China 25 Index is calculated by or on behalf of FXI. FXI does not sponsor, endorse or promote the Notes.

All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FXI. Merrill Lynch & Co. has obtained full license from FXI to use such copyright in the creation of the Notes.

“FTSETM” is a trade mark jointly owned by the London Stock Exchange PLC and The Financial Times Limited. “FTSE/Xinhua” is a trade mark of FTSE International Limited. “Xinhua” are service marks and trade marks of Xinhua Financial Network Limited. All marks are licensed for use by FXI.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a

Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket	PS-3
Basket Business Day	PS-12
Basket Component Index	PS-3
Business Day	PS-15
Calculation Agent	PS-6
Calculation Day	PS-12
Calculation Period	PS-12
Capped Value	PS-4
Ending Value	PS-4
Index Publisher	PS-8
Market Disruption Event	PS-12
Multiplier	PS-3
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-14
Underlying Stocks	PS-3

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to an Asian Equity Index Basket

due April     , 2008

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

February     , 2007